Exhibit 4.3

HSBC
Commerical Banking - GP 7, Division P
(CM 081002)

2 October 2008

CONFIDENTIAL
Bonso Electronics Limited
Unit 1915-1916 19/F
Delta House
3 On Yiu Street
Shek Mun Shatin
New Territories

Attn: Mr Albert So

Dear Sirs,

BANKING FACILITIES
A/C NO. 557-002615

We refer to our facility letters dated 12 September 2008 and 7 September 2007.

As agreed, the interest rates applicable to the facilities granted by the Bank will be revised as follows with immediate effect:

Interest on the overdraft facility will be charged on daily balances at 1.25% (previously at our best lending rate) per annum over our best lending rate (currently 5.25% per annum, but subject to fluctuation at our discretion) and is payable monthly in arrears to the debit of the respective current accounts.

Interest on HKD import loans and Clean Import Loans will be charged at 2.5% (previously 1.5%) per annum over HIBOR (Hong Kong Interbank Offered Rate) and payable at the end of each interest period to the debit of your current account.

Interest on foreign currency import loans and Clean Import Loans will continue to be charged on a daily basis at our USD best lending rate (currently 4.25% per annum, but subject to fluctuation at our discretion) and payable monthly in arrears to the debit of your account.

Opening Commission on Documentary Credits (per 6 months), Commission In Lieu of Exchange and HKD Bill Commission will continue to be charged as follows:-

For the first USD50,000.- or its equivalent                   : 1/4%
For the balance in excess of USD50,000.- or its equivalent    : 1/8%

Commission on CIL will continue to be charged as follows:-

For the first USD50,000.- or its equivalent                   : 1/8%
For the balance in excess of USD50,000.- or its equivalent    : 1/16%

Default Interest
----------------

Please note that interest will be payable on sums which are overdue, drawings which are in excess of agreed limits and amounts demanded and not paid, at the maximum rate stipulated in the Bank's Tariff which is accessible at https://www.commercial.hsbc.com.hk/1/2/commercial/customer-service/tariffs. The
Bank will provide you with a hard copy of the Tariff at your request. Interest at the applicable rate will be payable monthly in arrears to the debit of your current account.

Accrual of Interest and Other Sums
----------------------------------

Please note that interest and other sums expressed to be chargeable or payable on a periodic basis will nonetheless accrue from day to day and amounts so accrued may be demanded at any time.

We advise that all costs and expenses (including legal fees) incurred by us in connection with the extension of your banking facilities and any matters arising are to be reimbursed by you on demand.

Apart from the foregoing, all other terms and conditions relating to your existing banking facilities remain unchanged as detailed in our letters dated 12 September 2008 and 7 September 2007 and provided always that the Bank shall have an unrestricted discretion to cancel or suspend, or determine whether or not to permit drawings in relation to the facilities and these facilities remain subject to review at any time and, in any event by 15 October 2008, and are subject to the Bank's overriding right of repayment on demand.

Confirmation of Surety
----------------------

Bonso Electronics International Inc (the Surety), as the corporate guarantor, confirms by countersigning this letter that its security remains in full force and effect and continues to secure the indebtedness referred to in this letter. Furthermore, such liability under the security will not be discharged or affected by the Bank extending, increasing, renewing, or otherwise varying the indebtedness referred to in this letter or by any other act, omission or circumstance which might discharge the Surety to any extent.

Please arrange for the authorised signatories of your company, in accordance with the terms of the mandate given to the Bank, to sign and return to us the duplicate copy of this letter by 15 October 2008 to signify your understanding and acceptance of the foregoing.

Unless expressed in writing from you to the contrary, we may provide any information relating to any of your accounts with us and any facilities we may provide to you from time to time or their conduct or any other information concerning your relationship with us to any other company or office which at the relevant time belongs to or is part of the HSBC Group.

Unless expressly agreed otherwise by us, we may transfer all or any part of our obligations under this facility letter or in respect of any of the facilities to any person by delivering to you a notice in writing. Such transfer shall take effect as from the effective date specified in the notice and we shall thereafter be released from such obligations.

Section 83 of the Banking Ordinance
-----------------------------------

Please note that Section 83 of the Banking Ordinance has imposed on us as a bank certain limitations on advances to persons related to our directors or employees. In acknowledging this facility letter you should advise us whether you are in any way related to any of our directors or employees within the meaning of Section 83 and in the absence of such advice we will assume that you are not so related. We would also ask, should you become so related subsequent to acknowledging this facility letter, that you immediately advise us in writing.

Should you have any questions, please contact me on 2822 2710.

Yours faithfully


/s/ Bonny Wong
--------------
Bonny Wong
Vice President

AC/mlz

Encl.




For and on behalf of
BONSO ELECTRONICS LIMITED


/s/ Anthony So
--------------
Authorized Signature(s)




For and on behalf of BONSO ELECTRONICS INTERNATIONAL INC.


/s/ Anthony So
--------------
Authorized Signature(s)